                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 9)

                           Hurco Companies, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

     Common Stock, no par value                    447324 10 4
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                          Stephen H. Cooper, Esq.
                        Weil, Gotshal & Manges LLP
                             767 Fifth Avenue
                            New York, NY  10153
                              (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               July 3, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 CUSIP No. 447324 10 4                   13D


     1     NAME OF REPORTING PERSON:    Brynwood Partners Limited
                                        Partnership

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Connecticut
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     1,390,001
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       1,390,001
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       1,390,001
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  21.3%

    14     TYPE OF REPORTING PERSON:    PN

 CUSIP No. 447324 10 4                   13D


     1     NAME OF REPORTING PERSON:    Brynwood Management

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Connecticut
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     1,390,001
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       1,390,001
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       1,390,001
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  21.3%

    14     TYPE OF REPORTING PERSON:    PN

 CUSIP No. 447324 10 4                   13D


     1     NAME OF REPORTING PERSON:    Brynwood Partners II L.P.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     278,001
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       278,001
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       278,001
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.3%

    14     TYPE OF REPORTING PERSON:    PN

 CUSIP No. 447324 10 4                   13D


     1     NAME OF REPORTING PERSON:    Brynwood Managment II L.P.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     278,001
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       278,001
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       278,001
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.3%

    14     TYPE OF REPORTING PERSON:    PN

 CUSIP No. 447324 10 4                   13D


     1     NAME OF REPORTING PERSON:    Hendrik J. Hartong, Jr.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  PF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       16,570
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     1,668,002
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  16,570
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       1,668,002
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       1,684,572
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  25.9%

    14     TYPE OF REPORTING PERSON:    IN

 CUSIP No. 447324 10 4                   13D


     1     NAME OF REPORTING PERSON:    Richard T. Niner

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       24,360
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     1,668,002
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  24,360
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       1,668,002
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       1,692,362
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  26.0%

    14     TYPE OF REPORTING PERSON:    IN

 CUSIP No. 447324 10 4                   13D


     1     NAME OF REPORTING PERSON:    HN Company, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     1,390,001
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       1,390,001
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       1,390,001
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  21.3%

    14     TYPE OF REPORTING PERSON:    CO

               This Statement constitutes Amendment No. 9 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Brynwood Partners Limited Partnership, a Connecticut limited partnership ("Brynwood I"), its general partner, Brynwood Management, a Connecticut general partnership, and its partners, Hendrik J. Hartong, Jr., Richard T. Niner and HN Company, Inc., a Delaware corporation controlled by Messrs. Hartong and Niner, with respect to the Common Stock, no par value, of Hurco Companies, Inc. (the "Company"). This Statement also constitutes the initial filing on Schedule 13D with respect to the Commission by Brynwood Partners II L.P., a Delaware limited partnership, and its general partner, Brynwood Management II L.P., a Delaware limited partnership. This Amendment No. 9 is the first amendment to the Schedule 13D since the Company became an EDGAR filer. Accordingly, this Amendment No. 9 restates, in pertinent part, the Schedule 13D as follows:

     Item 1.   Security and Issuer.
               -------------------

               This Statement relates to the common stock, no par value (the "Common Stock"), of Hurco Companies (the "Company"). The address of the principal executive office of the Company is One Technology Way, Indianapolis, Indiana 46268. This Schedule 13D is being filed by Brynwood Partners Limited Partnership, a Connecticut limited partnership ("Brynwood I"), its general partner, Brynwood Management, a Connecticut general partnership ("Brynwood Management"), Brynwood Partners II L.P., a Delaware limited partnership ("Brynwood II"), its general partner, Brynwood Management II L.P., a Delaware limited partnership ("Brynwood Management II"), the partners of Brynwood Management, Hendrik J. Hartong, Jr., Richard T. Niner and HN Company, Inc. ("HN Company"), a Delaware corporation controlled by Messrs. Hartong and Niner, and the partners of Brynwood Management II, Messrs. Hartong and Niner (collectively, the "Beneficial Owners").

     Item 2.   Identity and Background.
               -----------------------

               (a)-(c) Brynwood I is a Connecticut limited partnership. The address of its principal office is Two Soundview Drive, Greenwich, Connecticut 06820. Brynwood I is principally engaged in the business of investing in a limited non-diversified portfolio of equity and debt
     securities of public and private companies.   The general partner of
     Brynwood I is Brynwood Management.

               Brynwood Management is Connecticut general partnership. The address of its principal office is Two Soundview Drive, Greenwich, Connecticut 06820. Brynwood Management is principally engaged in the business of serving as general partner of Brynwood I. The partners of Brynwood Management are Messrs. Hartong and Niner and HN Company, Inc.

               Brynwood II is a Delaware limited partnership. The address of its principal office is Two Soundview Drive, Greenwich, Connecticut 06820. Brynwood II is principally engaged in the business of investing in a limited non-diversified portfolio of equity and debt
     securities of public and private companies.   The general partner of
     Brynwood II is Brynwood Management II.

               Brynwood Management II is a Delaware limited partnership. The address of its principal office is Two Soundview Drive, Greenwich, Connecticut 06820. Brynwood Management II is principally engaged in the business of serving as general partner of Brynwood II. The general partners of Brynwood Management II are Messrs. Hartong and Niner.

               Mr. Hartong's business address is Two Soundview Drive, Greenwich, Connecticut 06820. He is principally engaged in the business of serving as a partner of Brynwood Management and Brynwood Management II. Mr. Hartong also serves, among other things, as a Director of the Company and as a Director, President and Treasurer of HN Company.

               Mr. Niner's business address is Two Soundview Drive, Greenwich, Connecticut 06820. He is principally engaged in the business of serving as a partner or principal of a number of investment entities, including Brynwood Management and Brynwood Management II. Mr. Niner also serves, among other things, as a Director of the Company and as a Director, Vice President and Secretary of HN Company.

               HN Company is a Delaware corporation. The address of its principal office is Two Soundview Drive, Greenwich, Connecticut
     06820. HN Company is principally engaged in the business of providing investment management services and of serving as a partner of Brynwood Management. Mr. Hartong is a Director and is the President and Treasurer of HN Company and Mr. Niner is a Director and is the Vice President and Secretary of HN Company.

               (d)-(f) During the last five years, none of the Beneficial Owners and, to their knowledge, none of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Beneficial Owners, each of the individuals identified pursuant to Paragraphs (a) through (c) is a United States citizen.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               The total amount of funds used by Brynwood I to purchase the 1,390,000 shares of Common Stock directly acquired by it was $4,568,957. The purchase price for such shares of Common Stock was derived from Brynwood I's working capital. The total amount of funds used by Brynwood II to purchase the 278,001 shares of Common Stock directly acquired by it was $1,287,145. The purchase price for such shares of Common Stock was derived from Brynwood II's working capital. The funds used by Mr. Hartong to purchase the 16,570 shares directly acquired by him were derived from Mr. Hartong's personal funds. The funds used by Mr. Niner to purchase the 24,360 shares directly acquired by him were derived from Mr. Niner's personal funds.

     Item 4.   Purpose of the Transaction.
               --------------------------

               Of the 1,390,001 shares of Common Stock owned by Brynwood I, 883,334 shares were acquired pursuant to a Stock Purchase Agreement, dated June 16, 1996, between Brynwood I and the Company (the "1986 Agreement"). Pursuant to the 1986 Agreement, four members of the Company's seven-member board of directors resigned from office upon execution of the 1986 Agreement, the size of the board of directors was reduced to six members and Brynwood I designated four persons to the Company's board of directors. Brynwood I entered into the 1986 Agreement and purchased the shares pursuant thereto in order to enhance its investment in the Company by increasing its ability to influence control of the Company.

               Representatives or designees of Brynwood I continue to constitute a majority of the Company's directors.

               In addition, of the 1,390,001 shares of Common Stock owned by Brynwood I, 66,667 shares were acquired pursuant to a Stock Purchase Agreement, dated April 30, 1987, between Brynwood I and the Company (the "1987 Agreement"). The purchase was part of a financial restructuring of the Company, in which, among other things, a total of 333,334 shares of Common Stock were purchased (including the 66,667 shares purchased by Brynwood I) for a total consideration of $1,000,000 and the Company amended its existing debt facilities and obtained new credit facilities.

               The 1986 and 1987 Agreements provide to Brynwood I certain registration rights regarding shares of Common Stock, including the right on not more than two occasions to require the Company to effect the registration of all or any shares of Common Stock then owned by Brynwood I and the right to require the Company to use its best efforts to effect the registration of some minimum number of shares of Common Stock then owned by Brynwood I in the event the Company proposes to register any of its equity securities for sale under the Securities Act of 1933, as amended (the "Act").

               Pursuant to an offering of subscription rights by the Company in June 1996, Brynwood I was entitled to purchase an additional 278,001 shares of Common Stock at a subscription price of $4.63 per share. However, Brynwood I advised the Company that, due to liquidity limitations, it did not intend to exercise its rights to purchase such shares. Pursuant to a Standby Purchase Agreement, dated as of June 6, 1996, by and among the Company, Brynwood II and Messrs. Hartong and Niner (the "Standby Agreement"), Brynwood II purchased the 278,0001 shares of Common Stock that otherwise would have been available for purchase by Brynwood I.

               Pursuant to the Standby Agreement, the Company agreed that if, in connection with a proposed offer for sale, sale or other disposition by Brynwood II of the shares of Common Stock purchased by it pursuant to the Standby Agreement, delivery of a prospectus would be required under the Securities Act, then, upon the written request of Brynwood II on not more than two occasions, the Company will take such action, including, if necessary, the filing of a registration statement under the Act, as may be necessary and appropriate to make available a prospectus that will permit Brynwood II to effectuate the disposition of such shares. In addition, the Company granted to Brynwood II certain "piggy-back" registration rights to include such Common Stock, subject to certain limitations, in any other registration statement filed by the Company for its own account or the account of any of its security holders.

               Except as set forth above, the Beneficial Owners have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
     Item 4 of Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) As of July 3, 1996, the Beneficial Owners beneficially owned the following shares of Common Stock:

                    (i) Brynwood I is the direct owner of 1,390,001 shares of Common Stock. The 1,390,001 shares represent approximately 21.3% of the 6,511,778 outstanding shares of Common Stock.

                   (ii) By virtue of it being the general partner of Brynwood I, Brynwood Management is for the purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Brynwood I.

                  (iii) Brynwood II is the direct owner of 278,001 shares of Common Stock. The 278,001 shares represent approximately 4.3% of the 6,511,778 outstanding shares of Common Stock.

                   (iv) By virtue of it being the general partner of Brynwood II, Brynwood Management II is for the purposes of this
     Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Brynwood II.

                    (v) Hendrik J. Hartong, Jr. is the direct owner of 16,570 shares of Common Stock. The 16,570 shares represent approximately .3% of the 6,511,778 outstanding shares of Common Stock. By virtue of his being a partner of Brynwood Management and Brynwood Management II, Mr. Hartong is for purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Brynwood Management and Brynwood Management II.

                   (vi) Richard T. Niner is the direct owner of 24,360 shares of Common Stock. The 24,360 shares represent approximately .4% of the 6,511,778 outstanding shares of Common Stock. By virtue of his being a partner of Brynwood Management and Brynwood Management II, Richard T. Niner is for purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Brynwood Management and Brynwood Management II.

                  (vii) By virtue of it being a partner of Brynwood Management, HN Company is for the purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Brynwood Management.

               (c) On July 3, 1996, Brynwood II and Messrs. Hartong and Niner purchased 278,0001 shares, 2,656 shares and 4,060 shares, respectively, of Common Stock pursuant to the Company's offering of subscription rights (as described in Item 5 to this Schedule 13D) at $4.63 per share. Except as set forth in this Paragraph (c) of Item 5, none of the persons identified pursuant to Item 2 above has effected any transactions in shares of Common Stock during the past sixty days.

               (d)  Not applicable.

               (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of
               the Issuer.
               -------------------------------------------

               The information included in response to Item 5 hereof is specifically incorporated herein by reference.

               Except as described above, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between (a) the Beneficial Owners and, to the best of their knowledge, any of the persons identified pursuant to
     Item 2 above and (b) any other person, other than the agreement filed herewith as Exhibit 1.

     Item 7.   Material to be Filed as Exhibits.
               --------------------------------

               1. Power of Attorney, dated July 5, 1985, of Hendrik J. Hartong, Jr. (filed as Exhibit 1 to the initial Schedule 13D).

               2. Power of Attorney, dated July 5, 1985, of Richard T. Niner (filed as Exhibit 2 to the initial Schedule 13D).

               3. Stock Purchase Agreement, dated June 16, 1986, between Brynwood I and the Company (filed as Exhibit 1 to Amendment No. 5 to the Schedule 13D).

               4. Stock Purchase Agreement, dated April 30, 1987, between Brynwood I and the Company (filed as Exhibit 1 to Amendment No. 7 to the Schedule 13D).

               5. Agreement among the Beneficial Owners with respect to the filing of this Schedule 13D.

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:  August 23, 1996

                                        BRYNWOOD PARTNERS LIMITED
                                        PARTNERSHIP

                                        By:  Brynwood Management, its
                                             General Partner



                                             By:/s/ Richard T. Niner
                                                ---------------------------
                                                Richard T. Niner
                                                a Partner

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:  August 23, 1996

                                        BRYNWOOD MANAGEMENT



                                        By:/s/ Richard T. Niner
                                           --------------------------------
                                           Richard T. Niner
                                           a Partner

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:  August 23, 1996

                                        BRYNWOOD PARTNERS II L.P.

                                        By:  Brynwood Management II, its
                                             General Partner



                                             By:/s/ Richard T. Niner
                                                ---------------------------
                                                 Richard T. Niner
                                                 a Partner

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:  August 23, 1996

                                        BRYNWOOD MANAGEMENT II L.P.



                                        By:/s/ Richard T. Niner
                                           --------------------------------
                                           Richard T. Niner
                                           a Partner

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:  August 23, 1996



                                        /s/ Richard T. Niner
                                        ------------------------------
                                        Hendrik J. Hartong, Jr., by Richard
                                        T. Niner, Attorney-in-Fact

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:  August 23, 1996



                                        /s/ Richard T. Niner
                                        -----------------------------------
                                        Richard T. Niner

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:  August 23, 1996

                                        HN COMPANY, INC.



                                        By:/s/ Richard T. Niner
                                           ---------------------------
                                           Richard T. Niner
                                           Vice President

                                  EXHIBIT INDEX

          Exhibit No.         Document                      Page
          -----------         --------                      ----

               1         Power of Attorney, dated July
                         5, 1985, of Hendrik J.
                         Hartong, Jr. (filed as Exhibit
                         1 to the initial Schedule
                         13D).

               2         Power of Attorney, dated July
                         5, 1985, of Richard T. Niner
                         (filed as Exhibit 2 to the
                         initial Schedule 13D).

               3         Stock Purchase Agreement,
                         dated June 16, 1986, between
                         Brynwood I and the Company
                         (filed as Exhibit 1 to
                         Amendment No. 5 to the
                         Schedule 13D).

               4         Stock Purchase Agreement,
                         dated April 30, 1987, between
                         Brynwood I and the Company
                         (filed as Exhibit 1 to
                         Amendment No. 7 to the
                         Schedule 13D).

               5         Agreement among the Beneficial
                         Owners with  respect to the
                         filing of this Schedule 13D.





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